Exhibit 99(a)

                                 LUBY'S, INC.
                       CORPORATE GOVERNANCE GUIDELINES
                           Amended July 20, 2000


ROLE AND RESPONSIBILITIES OF BOARD

  1. Ethical Business Environment
     The Board believes that the long-term success of Luby's is dependent on the maintenance of an ethical business environment that focuses on adherence to both the letter and spirit of the law and regulations and the highest standards of corporate citizenship.

  2. Oversight
     The Board acknowledges that Luby's has many different stakeholders. However, the paramount duty of Luby's Board and management is to the shareholders; the interests of other stakeholders are relevant as a derivative of the duty to shareholders. The Board is the ultimate decision making body except for those matters reserved by law to the shareholders. The management team is charged by the Board with the management of Luby's affairs. The Board monitors corporate performance against business plans on a regular basis to evaluate whether the business is being properly managed.

  3. Senior Management
     The Board selects and regularly evaluates the CEO. The appointment and regular evaluation of a Chief Operating Officer, if any, will be made by the Board in conjunction with the CEO. The Board determines the CEO's compensation and reviews and approves the salaries of senior management named in the Summary Compensation Table of the Proxy Statement. The Board also reviews and approves threshold, target, and stretch points for the annual Incentive Bonus Plan. It periodically reviews succession planning and management development with the CEO.

  4. Strategy
     The Board ensures that a strategic planning process is in place, is used, and produces sound choices. It reviews and approves major corporate strategies and monitors the implementation of current strategic initiatives to assess whether they are on schedule, on budget, and producing effective results.

  5.  Material Transactions
     The Board reviews and approves significant capital allocations and expenditures and material transactions not in the ordinary course of business.

  6. Internal Controls, Reporting, and Compliance
     The Board satisfies itself as to the adequacy of internal controls, risk management, financial reporting, and compliance with laws and regulations.

  7. Corporate Governance
     The Board nominates directors to serve on the Board and ensures that the structure and practices of the Board provide for sound corporate governance.

                               COMPOSITION OF THE BOARD

  8.  Independent Director
     An "Independent Director" is a person who is not a current and, generally, not a former member of management and has no relationship or activity that could affect or appear to affect his or her ability to exercise independent judgment as a director. The Governance Committee reviews the circumstances in each case and determines when a Board member or candidate is not independent. The Board will seek to maintain a substantial majority of independent directors. Various regulatory agencies have adopted differing concepts of independence (e.g. SEC, NYSE, IRS). These external definitions are not part of these Guidelines and should be consulted only for the specific purposes for which they were intended.

  9.  Number of Directors
     The Board believes that the number of directors should not be less than nine or more than twelve. The Board may adjust the number upward to accommodate an outstanding potential candidate or during periods of transition when new directors may overlap with retiring directors.

 10. Membership Criteria
     The Governance Committee is responsible for recommending to the Board the appropriate skills and characteristics for prospective Board candidates in the context of the current Board makeup and the perceived needs of Luby's at that point in time. This assessment should include issues of general business experience, specialized knowledge, functional skills, other Board and time commitments, personal characteristics, age, independence, and diversity.

 11. Screening, Selection, and Invitation to Serve
     Luby's Bylaws provide that director candidates standing for election by the shareholders shall be nominated by the Board or by a shareholder as
provided in the Bylaws.   Vacancies in the Board shall be filled by selection
of the current directors. The Governance Committee is responsible for screening potential candidates with input from all Board members. The COB will coordinate the extension of an invitation to Board membership.

 12. Directors Who Change Principal Job Responsibility
     Directors who have a significant change in their professional roles and responsibilities, such as retirement or a change in employer, should submit a letter to the Chairman of the Board explaining the circumstances. The Board, through its Governance Committee, should review the circumstances and decide whether it is in the best interest of Luby's that the director continue to serve.

 13. Retirement Age and Term Limits
     A director shall not be eligible to stand for election or reelection to the Board after reaching the age of 70 years. Except for incumbent directors as of March 19, 1998, who were then 70 years of age or older, a director will offer his or her resignation from the Board upon reaching the age of 70 years effective at the next annual meeting of shareholders. The Board does not believe that there should be term limits for directors. Rather, the Board believes that the Governance Committee should consider each Director's contribution to the Board every three years, prior to his of her nomination for reelection.



 14. Selection of CEO and COB
     There is no policy as to whether the offices of the CEO and COB should be separate and, if separate, whether the COB should be an independent director. The Board remains free to make these choices in any way it deems best at the time.

 15. Lead Director
     If the offices of the CEO and COB are not separate or if the COB is not considered by the Board to be an independent director, the independent directors will elect one of their number to serve as Lead Director. The Lead Director will chair meetings of independent directors, will facilitate communications between other members of the Board and the CEO and COB, and will assume other duties which the independent directors as a whole may designate from time to time. Directors are always free to communicate directly with the CEO and COB.

 16. Limitations on Tenure as Independent COB or Lead Director
An Independent COB or Lead Director serves at the pleasure of the Board. It is the sense of the Board that a director's service as Independent COB or Lead Director should generally not extend beyond the annual meeting of shareholders after three consecutive years of service.

                                   FUNCTIONING OF THE BOARD

 17. Board Meetings

     Article III of Luby's Bylaws spells out required procedures for calling and conducting meetings of the Board in order to conduct corporate business. The Board sets the number and schedule of Regular Board meetings for the entire year at the annual meeting of the Board in January. Currently the Board has five Regular Meetings each year. The COB , the CEO, or a majority of directors may call Special Meetings of the Board as necessary.

 18. Board Agendas
     The CEO in conjunction with the COB or Lead Director will establish and publish an agenda for each meeting of the Board. Board members may suggest items for inclusion on the agenda and may raise for discussion at any Board meeting subjects not on the agenda.

 19. Board Materials Distributed in Advance
     Information and data that are important to the Board's understanding of the business of the meeting and presentations on special subjects should, when practical, be distributed at least one week in advance of the meeting to permit directors to prepare for the meeting. This will conserve Board meeting time and allow discussion to focus on questions and analysis of these materials. Management will try to keep materials as brief as possible while still providing the desired information. Lengthy reports or documents, when practical, should be accompanied by executive summaries. Directors are encouraged to comment on the adequacy and effectiveness of materials provided.

 20. Attendance of Nondirectors at Board Meetings
     The CEO may invite members of senior management who are not Board members to regularly participate in portions of the Board meeting. Further, the Board encourages the participation at Board meetings of managers who can provide additional insight into items being discussed or who have substantial future potential in the Company and who should be given exposure to the Board. Portions of all Board meetings will be reserved for private deliberation among Board members.

 21. Meetings of Independent Directors
     Independent directors will, at least twice a year, meet privately at the request of the COB (or Lead Director) or upon the Board's own motion. These meetings may include a discussion with the CEO.

                             FUNCTIONING OF COMMITTEES OF THE BOARD

 22. Board Committees
     The current standing committees of the Board are: Executive, Audit, Compensation, and Governance. From time to time the Board may create a new or disband an existing Committee depending on particular interests of the Board, issues facing the Company, or legal requirements.

 23. Committee Charters
     Each Committee should, with leadership from its Chair, develop and maintain a charter describing its duties and responsibilities. Charters developed or amended will be reviewed by the Governance Committee and approved by the full Board.

 24. Assignment and Rotation of Committee Membership
     The Governance Committee in consultation with the COB or Lead Director, the CEO, and individual Board members, will assign Board members and chairs to various Committees, subject to Board approval. Assignments should comply with various applicable regulations (e.g. SEC, NYSE, IRS) and with the desires of individual members insofar as possible. Consideration should be given to rotating committee membership and chairs from time to time generally on a three to five year schedule.

 25. Scheduling of Committee Meetings and Committee Agendas
     The Chair of each Committee, in consultation with its members, the COB, and management, determines the frequency, length, and agenda of each meeting of the Committee.

 26. Committee Reports to the Board
     The Chair of each Committee will report to the full Board as soon as practical following a Committee meeting all significant matters discussed, decisions reached, and recommendations made for Board approval. The Chair will have an opportunity to comment on Committee activities at each Board meeting. Minutes of all Committee meetings will be distributed to all Board members.

                                      MISCELLANEOUS

 27. Board Access to Management
     Board members have complete access to Luby's management. Board members should use judgment to insure that this contact is not distracting to business operations or that it could be perceived as infringing on the responsibilities of the CEO. Correspondence from a Board member to a member of management should be copied to the CEO and COB.

 28. Communications with the Public and Various Constituencies
     The CEO is responsible for establishing effective communications with Luby's various constituencies, i.e. press, shareholders, potential investors, customers, communities, suppliers, creditors, and corporate partners. Management speaks for Luby's, and Board members should communicate with these constituencies only with the consent and generally at the request of management.

 29. Assessing Board Performance
     Approximately annually, the COB will survey Board members on their perceptions of the performance and effectiveness of the Board and solicit suggestions for improving its performance. The objective is to increase the effectiveness of the Board and not to evaluate individual Board members. The results of this survey will be reported by the COB to the full Board.

 30. Board Compensation
     Luby's policy is to compensate nonmanagement directors competitively relative to companies of comparable size. The Governance Committee will annually recommend to the full Board for its consideration director compensation for the next year.

 31. Stock Ownership Guidelines for Directors
     The Board believes that each Luby's director should accumulate a meaningful investment in Luby's stock and has established guidelines for share ownership. Currently, directors are expected to accumulate, over time, common shares with a market value of at least $100,000. Luby's has established a tax deferred Nonemployee Director Phantom Stock Plan. Beginning in 1999 and until the ownership guidelines are met, the nonemployee director will receive at least $10,000 of the annual retainer in phantom stock units to be redeemed for a like number of common shares when he or she ceases for any reason to be a director. Once ownership guidelines have been met, the director will not be obligated to acquire additional phantom stock units or common shares.

 32. Review of Guidelines

     The Governance Committee is responsible for periodic review of these Guidelines, as well as consideration of other corporate governance issues that may, from time to time, merit consideration of the entire Board.

 33. Intent
     These Guidelines are intended to be a statement of general principles to guide the Board in formulating corporate policy. The Guidelines are not rules or bylaws. They may be amended from time to time by the Board. In addition, the Board may on occasion depart from the Guidelines when circumstances indicate that a departure is in the best interest of the Company and its shareholders.

                                                             Exhibit 99(b)

                       Consent of Independent Auditors

We consent to the incorporation by reference in the Registration
Statements (Form S-8s) pertaining to the Luby's Cafeterias, Inc.
Management Incentive Stock Plan, (No. 33-36791), the Luby's Incentive Stock Plan (No. 1.333-70315), and the Luby's Cafeterias Savings and Investment Plan of Luby's Cafeterias, Inc. (No. 333-19283) of our report dated
October 9, 2000, with respect to the consolidated financial statements of Luby's, Inc. included in the Annual Report (Form
10-K) for the year ended August 31, 2000.


                                                          ERNST & YOUNG LLP

San Antonio, Texas
November 27, 2000